Exhibit 99.1

Unusual trading in securities representing Vesta’s capital stock, single series, on the BMV

Mexico City, Mexico, July 5, 2023 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta”), a leading industrial real estate company in Mexico, in connection with the unusual trading today in the securities with ticker symbol VESTA* on the Mexican Stock Exchange (Bolsa Mexicana de Valores or “BMV”), the issuer provides notice that it is unaware of the causes that could have originated such trading, and believes that such trading is due primarily to market conditions.

With the information currently known by the issuer and having conducted applicable inquiries pursuant to article 53 of the General provisions applicable to securities issuers and other securities market participants (Disposiciones de Carácter General aplicables a las emisoras de valores y a otros participantes del mercado de valores): the issuer does not have any knowledge of any trading by the members of its board of directors, relevant officers, nor were trades made pursuant to the issuer’s buyback program. In the event that, after conducting a more thorough review, supplementary information in that regard is identified, the issuer will disclose later today or the following business date at the latest by the same means and pursuant to applicable regulation.

This clarification is being made at the request of the BMV, pursuant to article 106 of the Securities Market Law (Ley del Mercado de Valores) and article 50, last paragraph, of the General provisions applicable to securities issuers and other securities market participants.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of March 31, 2023, Vesta’s portfolio was comprised of 202 buildings in modern industrial parks in 15 states of Mexico, totaling a gross leasable area of 33.7 million square feet (3.1 million square meters). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage and packaging, among others. For more information, visit: www.vesta.com.mx.

Investor Relations Contact in Mexico:	In New York:
Juan Sottil, CFO	Barbara Cano
jsottil@vesta.com.mx	barbara@inspirgroup.com
Tel: +52 55 5950-0070 ext.133	Tel: +1 646 452 2334

Fernanda Bettinger, IRO
mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx
Tel: +52 55 5950-0070 ext.163